Exhibit 99.3

JAYUD GLOBAL LOGISTICS LIMITED

PROXY FOR A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

To Be Held AT 3.PM. on May 5, 2025, Beijing Time

(or any adjournment(s) or postponement(s) thereof)

FOR HOLDERS OF CLASS A ORDINARY SHARES

Whether by email, fax, internet, or by mailing, a proxy card must be received by us no later than 11:59 p.m., Eastern Time, on May 2, 2025.

Proposal of the Class A Meeting: Increase the Voting Rights of Class B Ordinary Shares

By an ordinary resolution of the holders of the Class A Ordinary Shares to approve that: effective from May 5, 2025, the voting rights attached to each Class B ordinary share of a par value of US$0.0001 each of the Company be increased to fifty (50) votes on all matters subject to vote at general meetings of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICE BY MARKING THE APPROPRIATE BOXE. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS.

Proposal of the Class A Meeting: Increase the Voting Rights of Class B Ordinary Shares.

☐ FOR       ☐ AGAINST      ☐ ABSTAIN

This Proxy is solicited on behalf of the management of Jayud Global Logistics Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder for all Class A Ordinary Shares held and the votes attached thereto, unless otherwise specified. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder of Class A Ordinary Share

Signature of Joint Shareholder of Class A Ordinary Share

Dated:

JAYUD GLOBAL LOGISTICS LIMITED

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held AT 4.PM. on May 5, 2025, Beijing Time

(or any adjournment(s) or postponement(s) thereof)

FOR HOLDERS OF CLASS A ORDINARY SHARES

Whether by email, fax, internet, or by mailing, a proxy card must be received by us no later than 11:59 p.m., Eastern Time, on May 2, 2025.

Proposal 1: Amendments to the Current M&A

Subject to the approval by the holders of the Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) of the Proposal of the Class A Meeting, by a special resolution to approve the following amendments of the current memorandum and articles of association of the Company (the “Current M&A”) from the date of May 5, 2025 to reflect the change of voting rights attached to each Class B ordinary share of a par value of US$0.0001 each of the Company (the “Class B Ordinary Shares”) be increased to fifty (50) votes on all matters subject to vote at general meetings of the Company:

(a)	Article 12 of the Current M&A be and is hereby replaced in its entirety with a new Article 12 as follows:

“Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company.” and

(b)	Article 77 of the Current M&A be and is hereby replaced in its entirety with a new Article 77 as follows:

“Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share of which he is the holder.”

Proposal 2: Share Consolidation

By an ordinary resolution to

(a)	approve, and authorize the board of directors of the Company (the “Board”) to determine, in its sole discretion, as to how and when to implement and effect, a share consolidation (the “Share Consolidation”), whereby every issued and unissued ordinary share of a par value of US$0.0001 each of the Company be consolidated at a ratio of not less than two (2)-for-one (1) and not more than one hundred (100)-for-one (1) (the “Range”), with the exact ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion within one year after the conclusion of the AGM; and
(b)	approve, and authorize the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class.

Proposal 3: Increase of Share Capital

By an ordinary resolution to approve that concurrently with the Share Consolidation being effectuated under Proposal 2 above,

(a)	the authorized number of Class A Ordinary Shares of the Company be increased to 480,000,000 and the authorized number of Class B Ordinary Shares of the Company be increased to 20,000,000, each with such rights and restrictions as set out in the Current M&A; and

(b)	the authorized share capital of the Company be increased to an amount equal to the new par value determined under Proposal 2 multiplied by 500,000,000 being the aggregate number of authorized Class A Ordinary Shares and authorized Class B Ordinary Shares in the share capital of the Company (together with (a), the “Increase of Share Capital”).

Proposal 4: Adoption of An Amended and Restated Memorandum and Articles of Association

By a special resolution to approve that, subject to approval by the shareholders of Proposal 2 (the Share Consolidation) and Proposal 3 (the Increase of Share Capital), and entirely conditional upon the effectiveness of the Share Consolidation and Increase of Share Capital, with effect as of the date the Board may determine in its sole discretion, the Company adopt an amended and restated memorandum and articles of association annexed as Annex A hereto (the “New M&A”) in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation and Increase of Share Capital, so long as it is implemented within one year after the conclusion of the AGM.

Proposal 5: General Authorization

By an ordinary resolution to approve that with respect to the matters duly approved under these resolutions at the AGM:

(a)	GENG Xiaogang be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and Increase of Share Capital, and of administrative nature, on behalf of the Company, including under seal where applicable, as he considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and Increase of Share Capital;

(b)	the registered office provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and

(c)	the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) to be cancelled and that any director or officer of the Company be and is hereby instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates upon request accordingly;

(from (a) to (c), the “General Authorization”).

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, PROPOSAL 4, AND PROPOSAL 5.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS.

Proposal 1: Amendments to the Current M&A

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

Proposal 2: Share Consolidation

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

Proposal 3: Proposal 3: Increase of Share Capital

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

Proposal 4: Adoption of An Amended and Restated Memorandum and Articles of Association

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

Proposal 5: General Authorization

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

This Proxy is solicited on behalf of the management of Jayud Global Logistics Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder for all Class A Ordinary Shares held and the votes attached thereto, unless otherwise specified. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder of Class A Ordinary Shares

Signature of Joint Shareholder of Class A Ordinary Shares

Dated:

JAYUD GLOBAL LOGISTICS LIMITED

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held AT 4.PM. on May 5, 2025, Beijing Time

(or any adjournment(s) or postponement(s) thereof)

FOR HOLDERS OF CLASS B ORDINARY SHARES

Whether by email, fax, internet, or by mailing, a proxy card must be received by us no later than 11:59 p.m., Eastern Time, on May 2, 2025.

Proposal 1: Amendments to the Current M&A

Subject to the approval by the holders of the Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) of the Proposal of the Class A Meeting, by a special resolution to approve the following amendments of the current memorandum and articles of association of the Company (the “Current M&A”) from the date of May 5, 2025 to reflect the change of voting rights attached to each Class B ordinary share of a par value of US$0.0001 each of the Company (the “Class B Ordinary Shares”) be increased to fifty (50) votes on all matters subject to vote at general meetings of the Company:

(a)	Article 12 of the Current M&A be and is hereby replaced in its entirety with a new Article 12 as follows:

“Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company.” and

(b)	Article 77 of the Current M&A be and is hereby replaced in its entirety with a new Article 77 as follows:

“Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share of which he is the holder.”

Proposal 2: Share Consolidation

By an ordinary resolution to

(a)	approve, and authorize the board of directors of the Company (the “Board”) to determine, in its sole discretion, as to how and when to implement and effect, a share consolidation (the “Share Consolidation”), whereby every issued and unissued ordinary share of a par value of US$0.0001 each of the Company be consolidated at a ratio of not less than two (2)-for-one (1) and not more than one hundred (100)-for-one (1) (the “Range”), with the exact ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion within one year after the conclusion of the AGM; and
(b)	approve, and authorize the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class.

Proposal 3: Increase of Share Capital

By an ordinary resolution to approve that concurrently with the Share Consolidation being effectuated under Proposal 2 above,

(a)	the authorized number of Class A Ordinary Shares of the Company be increased to 480,000,000 and the authorized number of Class B Ordinary Shares of the Company be increased to 20,000,000, each with such rights and restrictions as set out in the Current M&A; and

(b)	the authorized share capital of the Company be increased to an amount equal to the new par value determined under Proposal 2 multiplied by 500,000,000 being the aggregate number of authorized Class A Ordinary Shares and authorized Class B Ordinary Shares in the share capital of the Company (together with (a), the “Increase of Share Capital”).

Proposal 4: Adoption of An Amended and Restated Memorandum and Articles of Association

By a special resolution to approve that, subject to approval by the shareholders of Proposal 2 (the Share Consolidation) and Proposal 3 (the Increase of Share Capital), and entirely conditional upon the effectiveness of the Share Consolidation and Increase of Share Capital, with effect as of the date the Board may determine in its sole discretion, the Company adopt an amended and restated memorandum and articles of association annexed as Annex A hereto (the “New M&A”) in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation and Increase of Share Capital, so long as it is implemented within one year after the conclusion of the AGM.

Proposal 5: General Authorization

By an ordinary resolution to approve that with respect to the matters duly approved under these resolutions at the AGM:

(a)	GENG Xiaogang be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and Increase of Share Capital, and of administrative nature, on behalf of the Company, including under seal where applicable, as he considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and Increase of Share Capital;

(b)	the registered office provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and

(c)	the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) to be cancelled and that any director or officer of the Company be and is hereby instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates upon request accordingly;

(from (a) to (c), the “General Authorization”).

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, PROPOSAL 4, AND PROPOSAL 5.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS.

Proposal 1: Amendments to the Current M&A

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

Proposal 2: Share Consolidation

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

Proposal 3: Proposal 3: Increase of Share Capital

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

Proposal 4: Adoption of An Amended and Restated Memorandum and Articles of Association

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

Proposal 5: General Authorization

☐ FOR        ☐ AGAINST       ☐ ABSTAIN

This Proxy is solicited on behalf of the management of Jayud Global Logistics Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder for all Class B Ordinary Shares held and the votes attached thereto, unless otherwise specified. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder of Class B Ordinary Shares

Signature of Joint Shareholder of Class B Ordinary Shares

Dated: